                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*

                              MLC Holdings, Inc.
                              ------------------
                               (Name of Issuer)

                                 Common Stock
                        -------------------------------
                        (Title of Class of Securities)

                                    55305v1
                                --------------
                                (CUSIP Number)


Mr. Lance Laifer                          With a copy to:
Laifer Capital Management, Inc.           Gerald Adler, Esq.
Hilltop Partners, L.P.                    Swidler Berlin Shereff Friedman, LLP
45 West 45th Street                       919 Third Avenue
New York, New York 10036                  New York, New York 10022
(212) 921-4139                            (212) 758-9500
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           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 27, 1998
                    ----------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
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CUSIP No.  55305v1                               Page    2    of          Pages
          --------------                              -------     -------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Laifer Capital Management, Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*
         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           339,300
    BENEFICIALLY       --------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING        --------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           339,300
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                        187,500
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                        526,800
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        7.1%
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14       TYPE OF REPORTING PERSON*
                                        CO, IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
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CUSIP No.  55305v1                               Page    3    of          Pages
          --------------                              -------     -------
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Lance Laifer
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
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      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           339,300
    BENEFICIALLY       --------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING        --------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           339,300
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                        187,500
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                        526,800
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        7.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
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CUSIP No.  55305v1                               Page    4    of          Pages
          --------------                              -------     -------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Hilltop Partners, L.P.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           273,300
    BENEFICIALLY       --------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING        --------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           273,300
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                        273,300
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         Schedule 13D Amendment No. 1
                              MLC Holdings, Inc.


                  This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of May 28, 1997 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of MLC Holdings, Inc. (the "Company"). The address of the principal executive office of the Company is 11150 Sunset Hills Road, Suite 110, Reston, VA 20190. Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 5.           Interest in Securities of Issuer.

                  (a) Hilltop is the beneficial owner of 273,300 shares (3.7%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 526,800 shares (7.1%) of Common Stock. The 526,800 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

                  (i) 273,300 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and investment advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 253,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

                  Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 7,467,102 shares of Common Stock of the Company outstanding as of November 11, 1998 as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1998.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 273,300 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 273,300 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 66,000 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 187,500 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as investment advisor to Wolfson. Wolfson retains the sole power to vote and to direct the voting of the shares of Common Stock owned by it.

                  (c) The transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth on Annex A hereto. Except as indicated, all such transactions were open market sales.

                  (d) Not applicable.

                  (e) Hilltop ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on September 30, 1997.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 2, 1998                 HILLTOP PARTNERS, L.P.


                                        By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                             as General Partner


                                        By:/s/ Lance Laifer
                                           ----------------
                                             Lance Laifer
                                             President

                                        LAIFER CAPITAL MANAGEMENT, INC.


                                        By: /s/ Lance Laifer
                                           -----------------
                                             Lance Laifer
                                             President


                                            /s/ Lance Laifer
                                            ----------------
                                             Lance Laifer

                                    Annex A


                                               Laifer         Hilltop        Wolfson          Offshore
Date             Price          Comm.          # Shares       # Shares       # Shares         # Shares
10/07/98         $7.95          $0.05           1,200         1,200          0                0
10/08/98          7.70           0.05           1,000         1,000          0                0
10/09/98 (1)      7.77           0.02          80,800         0              80,800           0
10/09/98          7.77           0.02          80,800         0              80,800           0
10/09/98          7.77           0.05           1,000         1,000          0                0


--------
         1  Open market purchase.